Exhibit i.3

April 30, 2019

Heartland Group, Inc.

789 North Water Street, Suite 500

Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated April 30, 2014 regarding the sale of Investor Class and Institutional Class shares of the Heartland Value Fund, the Heartland Value Plus Fund, and the Heartland Select Value Fund, and our opinion dated October 30, 2014 regarding the sale of Investor Class and Institutional Class shares of the Heartland Mid Cap Value Fund, each a series of Heartland Group, Inc. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.